LATHAM & WATKINS
  Peter H. Benzian (SBN 047456)
  Hugh Steven Wilson (SBN 051961)
  Kenneth M. Fitzgerald (SBN 142505)
701 "B" Street, Suite 2100
San Diego, California  92101-8197

Telephone:  (619) 236-1234


Attorneys for Plaintiff
AMSERV HEALTHCARE INC.


                          UNITED STATES DISTRICT COURT

                    FOR THE SOUTHERN DISTRICT OF CALIFORNIA

AMSERV HEALTHCARE INC., a Delaware corporation,

               Plaintiff,

          v.

STOCKBRIDGE INVESTMENT PARTNERS, INC., a Florida corporation; YORK HANNOVER PHARMACEUTICALS, INC., a Florida corporation; LENOX HEALTHCARE, INC., a Massachusetts corporation; THOMAS M. CLARKE, an individual; LAWRENCE B. CUMMINGS, an individual; CHRISTOPHER McLAUGHLIN, an individual; JOHN KLACKING, an individual; GEORGE COCOZZA, an individual; JANA MAR, an individual; DONALD MAR, an individual; and JOHN PARKER, an individual,

               Defendants.

Case No. 96-686


COMPLAINT FOR VIOLATION OF SECTIONS 13(d) AND 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934 AND FOR DECLARATORY RELIEF

JURY DEMAND



          Plaintiff AMSERV HEALTHCARE INC. ("AMSERV"), for its complaint against defendants Stockbridge Investment Partners, Inc. ("Stockbridge"), York Hannover Pharmaceuticals, Inc. ("York"), Lenox Healthcare, Inc. ("Lenox"), Thomas M. Clarke ("Clarke"), Lawrence B. Cummings ("Cummings"), Christopher McLaughlin ("McLaughlin"), John Klacking ("Klacking"), George Cocozza ("Cocozza"), Jana Mar and Donald Mar (together, the "Mars"), and John Parker ("Parker") alleges as follows:

                       NATURE AND SUMMARY OF THE ACTION
                       --------------------------------

          1. This action arises under Sections 13(d) and 14(a) of the Securities Exchange Act of 1934 (the "Exchange Act"/1/), and the rules promulgated thereunder, by reason of defendants' failure to make required filings and disclosures in connection with an illegal accumulation of AMSERV common stock by their undisclosed group of AMSERV stockholders, and by reason of defendants' unlawful solicitation of stockholder consents to remove AMSERV's Board of Directors. Defendants have acted and are continuing to act as a group and are attempting to effect a change of control at AMSERV without making the required filings with the Securities and Exchange Commission ("SEC") and the required disclosures to AMSERV stockholders and the investing public.

          2. Section 13(d) requires a person (or two or more persons acting as a group) beneficially owning 5% or more of a class of registered securities of a corporation, within ten days after such acquisition, to send to the issuer and to each exchange where the security is traded, and to file with the SEC, a statement containing information prescribed by Schedule 13D. This disclosure alerts shareholders and others in the marketplace to the existence and nature of large blocks of shares which could result in a shift in corporate control.
Section 13(d) and the rules and regulations promulgated thereunder also require the reporting person(s) to state whether the purpose of their purchases is to acquire control of the business of the issuer of securities and to disclose any plans or proposals which the reporting person(s) may have which would result in, among other things, the acquisition of additional securities of the issuer, an extraordinary corporate transaction or a change in the present board of directors or management of the issuer. Whenever a material change occurs in the facts set forth in a Schedule 13D filing, the reporting person(s) are required to promptly file an amendment disclosing that change. Section 13(d) is not a mere "technical" reporting provision; it is, rather, the "pivot" of a regulatory scheme that may represent the only way that corporations, their shareholders and others can adequately evaluate

- ---------------
/1/ All Section, Rule and Regulation references refer to the Exchange Act unless otherwise indicated.

the possible effects of a change in substantial shareholdings.

          3. On or about February 6, 1995, Stockbridge filed a Schedule 13D in which it acknowledged beneficial ownership of 5.03% of AMSERV common stock. Stockbridge admitted to being part of a group which also included Clarke, Lenox and Cummings. Later, Stockbridge admitted that York was a part of the same group. Stockbridge referred to this group as the "Stockbridge Group." Thereafter, the members of the Stockbridge Group (the "Stockbridge Group Defendants") filed a total of nine amendments to their Schedule 13D disclosing the Stockbridge Group's accumulation of AMSERV common stock. Stockbridge, however, still has failed to identify Defendants McLaughlin, Klacking, Cocozza, Parker and the Mars (the "Undisclosed Defendants") as additional members of the same group ("Defendants' Group"). Adding the Undisclosed Defendants' shares to the shares that the Stockbridge Group admits to owning reveals that Defendants' Group owns in excess of 10% of AMSERV common stock. Defendants' Group is attempting to replace AMSERV's Board of Directors and to effect an acquisition of AMSERV by a company affiliated with defendants. Despite the participation of the Undisclosed Defendants in Defendants' Group, neither the Stockbridge Group nor the Undisclosed Defendants have filed a Schedule 13D disclosing the Undisclosed Defendants' participation in Defendants' Group; the number of shares the Undisclosed Defendants own; their source of funds; and their plans for their AMSERV investments, including whether they plan to acquire more shares, to propose a merger or reorganization, or to propose changes in the AMSERV Board of Directors. All of these disclosures are specifically required by law.

          4. Section 14(a) and the rules and regulations promulgated thereunder regulate the solicitation of shareholder proxies in order to protect investors from unscrupulous or misleading solicitations. Rule 14a-1 defines "proxy" to include every proxy, consent or authorization within the meaning of
Section 14(a) of the Exchange Act. Rule 14a-3 prohibits proxy solicitations until each person solicited is given a written proxy statement containing the information specified in Schedule 14A. Schedule 14A requires the party soliciting proxies to disclose the names of all of the participants in the solicitation. Participants are defined to include any person(s) who solicit proxies. Rule 14a-9 prohibits any false or misleading oral or written communications in conjunction with a proxy solicitation. As described more fully below, defendants have made material misrepresentations and omissions to AMSERV stockholders regarding AMSERV, defendants, and their intentions, all in direct violation of Section 14(a) and Rule 14a-9.

          5. In furtherance of their ongoing unlawful consent solicitation, defendants distributed to AMSERV stockholders materially false and misleading written materials and made false statements to stockholders and the press designed to alter the market and to facilitate their illegal solicitation of consents.

          6. Plaintiff also is informed and believes and therefore alleges that members of Defendants' Group, by virtue of their activities and agreements as described herein, have triggered the dilutive provisions in AMSERV's stockholder rights plan (the "Rights Plan"), thus entitling stockholders of AMSERV other than defendants and the members of Defendants' Group to certain rights and benefits. Plaintiff is informed and believes that defendants dispute that Rights Plan has been triggered and that such rights and benefits have accrued to AMSERV's stockholders.

          7. By this action, plaintiff seeks to compel defendants to make the required filings and disclosures pursuant to Sections 13(d) and 14(a), and to enjoin defendants from unlawfully acquiring any further AMSERV common stock, from participating in further unlawful solicitations of consents or proxies, from voting their existing shares and proxies and from delivering any consents obtained by them to AMSERV until a reasonable period after proper disclosure is made. Plaintiff also seeks a declaratory judgment that Defendants' Group is an "Acquiring Person" within the meaning of the Rights Plan.

                                  THE PARTIES
                                  -----------

          8. Plaintiff AMSERV is a publicly held corporation incorporated under the laws of Delaware with shares listed on the Nasdaq National Market ("Nasdaq"). AMSERV is a health care company which provides home care services. AMSERV's executive offices are located in San Diego, California and it has six branch offices located in New Jersey and Ohio.

          9. Defendant Stockbridge is a Florida corporation with offices located in Palm

Beach, Florida and Pittsfield, Massachusetts which is engaged in investing in businesses which provide healthcare products, services and facilities. Stockbridge owns, directly and/or through York, a wholly-owned Stockbridge subsidiary, at least 175,644 shares of AMSERV's common stock.

          10. Defendant York, a corporation, is a wholly-owned subsidiary of Stockbridge. York owns at least 175,644 shares of AMSERV common stock.

          11. Defendant Lenox is a Massachusetts corporation with principal offices in Pittsfield, Massachusetts which acts as financial advisor or principal in health care investments and transactions. Lenox owns at least 400 shares of AMSERV common stock.

          12. Defendant Clarke is the President, a director and founder of each of Stockbridge and Lenox. Defendant Clarke and his wife jointly own 50.0% of Stockbridge's outstanding capital stock and 100% of Lenox's outstanding capital stock. In addition to the shares he beneficially owns through Stockbridge and Lenox, defendant Clarke owns at least 16,800 shares of AMSERV common stock.

          13. Defendant Cummings is the Chief Executive Officer of Stockbridge. Defendant Cummings and siblings own 50.0% of Stockbridge's outstanding capital stock. In addition to the shares he beneficially owns through Stockbridge, defendant Cummings owns at least 10,000 shares of AMSERV common stock.

          14. Defendant McLaughlin is the Controller of Stockbridge. Defendant McLaughlin owns at least 500 shares of AMSERV common stock.

          15. Defendant Klacking is a securities broker who resides and does business in Reno, Nevada. AMSERV is informed and believes that defendant Klacking owns at least 51,299 shares of AMSERV common stock.

          16. Defendant Cocozza is a former AMSERV officer and director who resides in California and Arizona and does business in California. AMSERV is informed and believes that defendant Cocozza owns at least 1,102 shares of AMSERV common stock.

          17. Defendants Donald and Jana Mar are individuals residing in Tucson, Arizona. Jana Mar was formerly employed as an officer of a former AMSERV subsidiary.

AMSERV is informed and believes that the Mars own at least 37,055 shares of AMSERV common stock.

          18. Defendant Parker was the owner of MED-PRO, Inc., a firm acquired by AMSERV in 1992. Defendant Parker resides and does business in San Diego, California. AMSERV is informed and believes that Defendant Parker owns at least 202,000 shares of AMSERV common stock.

          19. AMSERV is informed and believes and on that basis alleges that the Undisclosed Defendants, and other persons whose identities are presently unknown to plaintiff, are members or agents of Defendants' Group and that the members and agents of the Stockbridge Group and the Undisclosed Defendants have each acted as agents of one another in doing the things alleged herein.

                             JURISDICTION AND VENUE
                             ----------------------
          20. This action arises under Sections 13(d) and 14(a) of the Exchange Act, 15 U.S.C. (S)(S) 78m(d), 78n(a), the rules and regulations promulgated thereunder.

          21. Jurisdiction is conferred on this court by Section 27 of the Exchange Act, 15 U.S.C. (S) 78aa and by 28 U.S.C. (S)(S) 1331, 1337 and 1367(a).
This court has jurisdiction of the Delaware declaratory relief claim under the doctrine of pendent jurisdiction, in that the claim for declaratory relief arises out of the same transactions as alleged in the counts alleging violations of federal securities laws.

          22. Venue is proper in this District pursuant to (S) 27 of the Exchange Act and 28 U.S.C. (S) 1391(b). Certain of the acts giving rise to the violations of law complained of herein occurred in this District, including Stockbridge's dissemination of materially misleading proxy solicitation materials to stockholders of AMSERV residing in this District.

                      PLAINTIFF AMSERV'S CORPORATE HISTORY
                      ------------------------------------
                               AND CURRENT STATUS
                               ------------------

          23. On January 24, 1995, defendant Clarke approached Eugene J. Mora, AMSERV's Chairman, Chief Executive Officer and President, and proposed that AMSERV's Board of Directors consider a business combination in which AMSERV would merge with York, a wholly-owned subsidiary of Stockbridge. Defendant Clarke proposed that York would receive 57% of the stock of the combined entity. AMSERV's Board of Directors rejected Clarke's proposal, believing that it would not enhance value for all of AMSERV's stockholders.

          24. Over the course of the ensuing eleven months, Clarke, acting on behalf of Stockbridge, presented revised proposals for a combination of AMSERV and York. After hiring a financial advisor and enduring a number of frustrating attempts to obtain necessary information from Stockbridge, AMSERV's Board of Directors rejected each of Stockbridge's proposals.

          25. On April 6, 1995, Clarke withdrew Stockbridge's then-pending merger proposal and filed a written consent to remove members of AMSERV's Board of Directors.

          26. On April 27, 1995, Stockbridge commenced litigation in Delaware against AMSERV and its directors, seeking an order rescinding a preferred stock transaction and the exercise of certain options by Mr. Mora. On May 15, 1995, the parties settled the Delaware litigation. Pursuant to a Standstill Agreement and a Settlement Agreement between AMSERV and Stockbridge, both dated as of May 12, 1995, Stockbridge agreed, among other things, to suspend for 30 days its consent solicitation action and to dismiss the complaint it had filed against AMSERV and its directors.

          27. During the next four months, AMSERV and Stockbridge agreed to extend the standstill period, AMSERV stepped up its due diligence investigation of York and Stockbridge gave notice on two additional occasions of its intent to act by written consent to remove AMSERV's Board of Directors.

          28. On October 18, 1995, the AMSERV's Board of Directors announced its intention to broaden its review of potential business combinations by expanding the group of potential merger partners and to invite Stockbridge to participate on a fair and equal basis with other participants in such process. Also on October 18, 1995, AMSERV entered into an agreement with Stockbridge pursuant to which Stockbridge withdrew the written notice delivered to AMSERV on September 18, 1995 and agreed not to commence any other consent solicitation with respect to AMSERV or deliver any other such notice until the earlier of January 1, 1996 or the conclusion of the process by which the Board of Directors would consider potential business combinations involving AMSERV.

          29. On November 13, 1995, Stockbridge submitted to the Board what it characterized as a "pre-emptive" proposal. Such proposal consisted of a business combination between AMSERV and York whereby Stockbridge would own 27.5% of the combined company. Stockbridge purportedly believed that, as a "pre-emptive" proposal, its offer was so favorable to AMSERV's stockholders that the Board should terminate its review process and consider no other proposals. AMSERV's Board of Directors, however, decided that Stockbridge's proposal was not "pre-emptive" and requested that AMSERV's financial advisor, Batchelder & Partners, Inc. ("Batchelder"), inform Mr. Clarke that the proposal would be evaluated later along with other proposals received in accordance with the review process previously established by the Board.

          30. In connection with the review process, Batchelder distributed materials regarding AMSERV to interested parties across the country and solicited proposals for potential business combinations. In response to such solicitation, AMSERV received six proposals. Despite a written request, Batchelder received no response from Stockbridge for a "best and final" proposal to include among the group. Accordingly, the Board considered Stockbridge's original proposal submitted on November 13, 1995 as its "best and final" proposal, bringing the total number of proposals under consideration to seven.

          31. From November 1995 to January 1996, the Board, with the assistance of Batchelder, carefully considered each of the seven proposals to determine which would most benefit AMSERV's stockholders. In January 1996, the Board authorized Batchelder and AMSERV's officers to commence negotiations with respect to the most favorable proposal, one submitted by Star Multi Care Services, Inc. ("Star").

          32. On January 8, 1996, Stockbridge again indicated its intent to act by written consent and requested that the Board set a record date for such consent. On January 16, 1996, Stockbridge filed preliminary consent materials with the SEC seeking to remove the five current members of the Board and to replace each member with a Stockbridge nominee.

          33. On January 9, 1996, following extensive negotiations, the Board of

Directors confirmed that the proposal from Star was the most favorable to AMSERV's stockholders and authorized AMSERV to negotiate and enter into a letter of intent to merge with Star. Such letter of intent was subsequently superseded by a definitive merger agreement, dated as of February 9, 1996 (the "Merger Agreement").

          34. Pursuant to the Merger Agreement (which is subject to stockholder approval), AMSERV would be merged with and into a wholly-owned subsidiary of Star (the "Merger") and each outstanding share of AMSERV common stock would be converted into 0.4090 shares of Star common stock, representing a ratio of one share of Star common stock for each 2.445 shares of AMSERV common stock. Upon consummation of the Merger, AMSERV would be a wholly-owned subsidiary of Star and would be managed by the current management of Star. Star is in the business of providing placement services of registered and licensed nurses and home health aides to patients for care at home and, to a lesser extent, temporary health care personnel recruiting to hospitals and nursing homes.

            DEFENDANTS' SPECIFIC ACTS IN FURTHERANCE OF THEIR SCHEME
            --------------------------------------------------------

          35. Since February 6, 1995 when Stockbridge filed its first Schedule 13D in which it acknowledged beneficial ownership of 5.03% of AMSERV common stock, the Stockbridge Group Defendants have filed a total of nine amendments to their Schedule 13D. Such filings, however, have never acknowledged the existence, nor disclosed the identify of, the Undisclosed Defendants, who Amserv is informed and believes, and on that ground alleges, have entered into agreements with the Stockbridge Group Defendants regarding acquiring, holding, voting or disposing of AMSERV common stock owned or controlled by them.

          36. When Stockbridge filed its Schedule 13D with the SEC on February 6, 1995, it admitted to being part of a group which owned 148,000 or 5.03% of the outstanding common stock of AMSERV. Stockbridge stated that defendants Clarke, Lenox and Cummings were part of what Stockbridge referred to as the "Stockbridge Group." Stockbridge acknowledged in its Schedule 13D a desire to merge a Stockbridge subsidiary with and into AMSERV and described the contacts it had with AMSERV regarding its proposal for such a merger. Stockbridge and the other members of the Stockbridge Group, however, expressly disclaimed any intention to, among other things, take any actions to effect a change to AMSERV's Board of Directors.

          37. From March 22, 1995 to January 19, 1996, the Stockbridge Group filed a series of nine amendments to its Schedule 13D (the "Amendments"). The Amendments disclosed, among other things, that the Stockbridge Group's ownership interest in AMSERV common stock rose to a high of 7.56% during the period from March 1995 to January 1996. The Amendments also disclosed information relating to Stockbridge's proposals for a merger between York and AMSERV and its initiation of consent solicitation actions to remove AMSERV's Board of Directors. Specifically, in Amendment No. 2 to its Schedule 13D, filed April 6, 1995, the Stockbridge Group stated that it had withdrawn its merger proposal and that it had initiated a consent solicitation action to remove AMSERV's Board of Directors, despite its statements in previous Schedule 13D filings that it had no intention to remove the Board of Directors.

          38. In Amendment No. 7, the Stockbridge Group admitted that it had exercised an option granted to it pursuant to a Stock Option Agreement dated as of September 19, 1995 between Stockbridge and the Mars and had thereby acquired 20,000 shares of AMSERV common stock at $3.00 per share. By exercising the option to purchase 20,000 shares, the Stockbridge Group obtained the right to exercise a second option granted to it pursuant to the same Stock Option Agreement to acquire 37,055 additional shares of AMSERV common stock. Stockbridge never disclosed any relationship between itself and the Mars prior to Amendment No. 7 and still has not admitted that the Mars are part of Defendants' Group.

          39. AMSERV is informed and believes, and on that ground alleges, that beginning at a date unknown and continuing to the present, the Stockbridge Group Defendants have organized and conducted weekly telephone conference calls with the Undisclosed Defendants, and others, during which such Undisclosed Defendants entered into agreements with the Stockbridge Group Defendants to act with the Stockbridge Group Defendants in acquiring, holding, voting or disposing of their AMSERV stock. The basis of AMSERV's information and belief is information obtained from a participant in such conference calls and the actions of the various defendants from which AMSERV infers that such agreements have been reached.

          40. The Stockbridge Group never has disclosed the identities of the additional members of Defendants' Group, nor has it acknowledged that the members of Defendants' Group actually own in the aggregate in excess of 10% of AMSERV's common stock.

          41. On March 8, 1996, the Stockbridge Group mailed consent solicitation materials to AMSERV stockholders. The Stockbridge Group, however, failed to amend its Schedule 13D to state that it intended to seek to obtain control of AMSERV by way of a consent solicitation action. The Stockbridge Group never has updated a statement in Amendment No. 8 to its Schedule 13D that it had agreed to refrain from soliciting consents at least until January 1, 1996.

          42. The Stockbridge Group also mailed to AMSERV stockholders on March 8, 1996 a letter dated March 6, 1996 addressed to "Dear Fellow AMSERV HEALTHCARE INC. Stockholders" (the "March 6 Letter") for the alleged purpose of soliciting consents to remove AMSERV's directors and to replace them with Stockbridge's own nominees.

          43. The March 6 Letter violated the anti-fraud provision of Section 14(a) found in Rule 14a-9. It contained misrepresentations and omissions regarding material facts.

          Among other things, in the March 6 Letter, Stockbridge stated that AMSERV has made approximately $400,000 in loans to Eugene J. Mora, AMSERV's Chairman, Chief Executive Officer and President, on a non-recourse basis. In fact, all of AMSERV's currently outstanding loans to Mr. Mora are evidenced by recourse promissory notes and are secured by shares of AMSERV Common Stock owned
- --------
by Mr. Mora.

          44. The March 6 Letter further misled AMSERV's stockholders by implying that AMSERV's Board of Directors has withheld until recently certain information regarding the terms of Mr. Mora's employment contract. To the contrary, the terms of Mr. Mora's employment agreement have been disclosed since 1991.

          45. In addition, the March 6 Letter uses misleading share prices to criticize the Merger. Instead of analyzing the conversion value of the Merger to AMSERV stockholders or by looking at the stock price on the date that AMSERV's Board of Directors approved the Merger, Stockbridge used an artificially high and irrelevant stock price, the 52-week trading high, in an effort to mislead AMSERV stockholders into believing that the terms of the Merger are not fair to them.

          46. Stockbridge's consent solicitation statement on Schedule 14A ("Consent Statement") also violates the anti-fraud provisions of Rule 14a-9. First, the Consent Statement includes patently false statements of material fact. For example, Stockbridge states that AMSERV has not opened any new offices since June 30, 1994, when, in fact, AMSERV opened a Union City, New Jersey office in the fall of 1994. In addition, Stockbridge states that Mora has been granted the use of a luxury company car. Mora has never had a company car: He drives a car that he has owned since before he joined AMSERV in 1987.

          47. Stockbridge's Consent Statement also contains misleading information and omits to state information necessary to make Stockbridge's statements not misleading. For example, Stockbridge states that Mora and Stephen Sternbach, Star's Chairman, Chief Executive Officer and President, together will receive a 32.6% interest in the combined company, implying that Mora's interest in the combined company will be greater than what he was entitled to based on the number of AMSERV shares he owns and will be substantially greater than the approximately 5.2% interest he actually stands to receive. Also misleading is Stockbridge's repeated reference to Star as a "small company." Stockbridge neglects to mention that York, the merger partner proposed by Stockbridge, is approximately one-thirteenth the size of Star. Similarly, Stockbridge refers to "substantial savings" available to AMSERV if it would relocate its executive offices to Stockbridge's home of Pittsfield, Massachusetts. However, as Stockbridge itself has conceded, it cannot guarantee that any savings would be obtained by such a relocation.

          48. AMSERV is informed and believes, and on that ground alleges, that at one of the weekly telephone conference calls referred to in Paragraph 39, above, defendant Stockbridge obtained the agreements of the Undisclosed Defendants to participate in the Stockbridge Group Defendants' solicitation of AMSERV stockholders to obtain consents to remove AMSERV's Board of Directors. The Undisclosed Defendants agreed to send the Stockbridge Group Defendants' consent solicitation materials to their clients and acquaintances who owned AMSERV common stock and to seek to persuade such AMSERV stockholders to sign consents supporting the Stockbridge Group Defendants' attempt to remove AMSERV's Board of Directors. AMSERV's information and belief is based on information obtained from a participant in the subject conference call, letters from the Stockbridge Group Defendants to a participant in the conference call referencing that stockholder lists and proxy materials were being enclosed and the actions of the various defendants from which AMSERV infers that such actions are occurring.

          49. On March 29, 1996, AMSERV received from Stockbridge a letter (the "March 29, 1996 Letter") purporting to be an offer to purchase for cash all outstanding shares of AMSERV Common Stock (the "Proposal"). According to the March 29, 1996 Letter, the Proposal would be structured as a merger to be voted on by AMSERV's stockholders. After AMSERV sent Stockbridge an April 2, 1996 letter inquiring into the terms and conditions of the Proposal, AMSERV received, through its financial advisor, an April 12, 1996 letter from Stockbridge (the "April 12, 1996 Letter") in which Stockbridge stated that it intends to modify its Proposal to structure it as a tender offer for any and all outstanding shares of AMSERV. Despite Exchange Act requirements that it promptly amend its
Schedule 13D to reveal any plans or proposals that would result in an extraordinary corporate transaction, the Stockbridge Group still has not amended its Schedule 13D to disclose the Proposal.

                               Irreparable Injury
                               ------------------

          50. Given the pendency of AMSERV's merger with Star, it is particularly important that AMSERV stockholders and the investing public now be given full, fair and accurate information with respect to the future operations and management of AMSERV, so as to guide their investment decisions. Because accurate disclosure has not been made, AMSERV, its stockholders, and members of the investing public are being irreparably injured by defendants' conduct, in that:

               a. Through their unlawful acts, defendants have withheld material information from the market by failing to make required disclosures and have disseminated material misrepresentations which AMSERV cannot remedy after the fact with counter-information;

               b. AMSERV's stockholders and the investing public are being compelled to make investment decisions, which decisions could result in a change in the management at AMSERV, without the benefit of the information required to be disclosed by Section 13(d) and Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder;

               c. AMSERV's stockholders and the investing public who wish to buy and sell shares of AMSERV common stock must do so with inadequate information, and the defendants are trading AMSERV common stock based on their undisclosed knowledge of material information that is unavailable to the public;

               d. The widespread confusion and uncertainty as to defendants' intentions toward AMSERV and their relationship with one another is causing, and will continue to cause, serious dislocations in the operation of and plans for AMSERV's business and the market for its securities, as well as uncertainty among AMSERV's customers and employees; and

               e. AMSERV's stockholders are being asked to decide whether to grant their consents to the Stockbridge Group based on undisclosed information that is available to defendants, but not to the public.

                             First Claim For Relief
                             ----------------------
               (Violation of Section 13(d) as to All Defendants)

          51. AMSERV realleges and incorporates herein by reference each and every allegation contained in paragraphs 1 to 50, inclusive, above.

          52. As alleged above, Defendants' Group, which includes all defendants, beneficially owned over 10% of AMSERV's equity securities of a class which is registered pursuant to Section 12 of the Exchange Act. Defendants' Group was formed with the intention of acting together as a group for the purpose of changing or influencing the control of AMSERV.

          53. Neither the Stockbridge Group nor the Undisclosed Defendants have disclosed the Undisclosed Defendants' participation in Defendants' Group and their intentions with respect to their ownership of AMSERV common stock. As a result of defendants' failure to disclose, the public remains ignorant of the identities of the Undisclosed Defendants, the timing and nature of the Undisclosed Defendants' investment in AMSERV common stock and the Undisclosed Defendants' plans and purposes regarding their shares. Defendants' failure to provide such information to stockholders and the investing public violates section 13(d).

          54. Rule 13d-2 requires that a Schedule 13D be amended promptly to reflect any changes in the information previously supplied and/or any changes in the plans and proposals of the group on whose behalf the Schedule 13D has been filed. Defendants have violated Section 13(d) by failing to amend promptly the Stockbridge Group's Schedule 13D to reveal the composition of the group and its plans and proposals for AMSERV.

          55. The Stockbridge Defendants have violated Section 13(d) by failing to amend their Schedule 13D to describe the Proposal initially set forth in Stockbridge's March 29, 1996 Letter and modified by its April 12, 1996 Letter, which Proposal, if effected, would constitute an extraordinary corporate transaction.

          56.  AMSERV has no adequate remedy at law.

                            Second Claim For Relief
                            -----------------------
                   (Violation of Section 14(a) and Rule 14a-9
                             as to All Defendants)

          57. AMSERV realleges and incorporates herein by reference each and every allegation contained in paragraphs 1 to 50, inclusive, above.

          58. The Undisclosed Defendants are participants in defendant Stockbridge's consent solicitation as more fully alleged in paragraph 39 above. The consent solicitation materials circulated by the Stockbridge Group Defendants are required by Item 4 to Schedule 14A to disclose the identifies of all participants in the solicitation. Defendants' failure to do so constitutes a violation of Section 14(a) and the rules and regulations promulgated thereunder, specifically Rule 14a-9.

          59. Defendants' failure to disclose their intentions to effect the Proposal described in Stockbridge's March 29, 1996 Letter, as modified by its April 12, 1996 Letter, makes the Stockbridge Defendants' consent solicitation materials materially misleading and constitutes a violation of Section 14(a) and the rules and regulations promulgated thereunder, specifically Rule 14a-9.

          60. As a result of defendants' failure to disclose, the investing public and stockholders of AMSERV remain ignorant of the identity of the persons who are conducting the consent solicitation and their relationship with the Stockbridge Group Defendants.

          61.  AMSERV has no adequate remedy at law.

                       Third Claim for Relief
                       ----------------------
          (Claim for Declaratory and Injunctive Relief -- 28 U.S.C. (S) 2201)

          62. On January 19, 1996, AMSERV's Board of Directors adopted the Rights Plan, which provides for the distribution of preferred share purchase rights ("Rights") to AMSERV stockholders. The Rights Plan calls for the Rights to become exercisable to purchase shares of AMSERV common stock at bargain prices upon a public announcement that a person or group of affiliated or associated persons ("Acquiring Person") has acquired beneficial ownership of 10% or more of AMSERV's common stock, provided certain other conditions to exercisability are met. An Acquiring Person is not entitled to participate in the bargain price purchase of shares.

          63. Upon information and belief, Defendants' Group controls more than 10% of AMSERV common stock. Defendants' Group is therefore an Acquiring Person. A public announcement of this fact would trigger the bargain purchase feature of the Rights Plan.

          64. Defendants' Group has failed to admit its true ownership of AMSERV common stock, thereby attempting to avoid triggering the bargain purchase feature under the Rights Plan.

          65. There is now existing between Plaintiff and Defendants' Group an actual, justiciable controversy in respect of which Plaintiff is entitled to have a declaration of its rights and further relief, including an injunction, because of the matters alleged. In particular, Plaintiff contends that:

               (a) Defendants' Group has beneficial ownership of 10% or more of AMSERV common stock.

               (b) Defendants' Group is an Acquiring Person as defined in the Rights Plan.

               (c)  Defendants' Group has failed to file the required reports on
          Schedule 13D, publicly announcing the beneficial ownership of 10% or more of AMSERV common stock.

          WHEREFORE, AMSERV prays for judgment against all defendants as follows:
          1.   Granting AMSERV injunctive relief as follows:

               a. On Claims One and Two, an order forbidding defendants from soliciting any proxies or consents until a reasonable time after each of the defendants has properly filed its Schedules 13D and 14A;

               b. On Claims One and Two, an order prohibiting the voting of any shares pursuant to any proxy granted prior to a reasonable time after each of the defendants has properly filed its Schedules 13D and 14A;

               c. On Claim One, an order enjoining each of the defendants from acquiring any further shares of AMSERV stock until a reasonable time after each of the defendants has properly filed its Schedule 13D;

               d. On Claims One and Two an order enjoining each of the defendants from exercising voting rights pertaining to shares or proxies acquired by them during the period of time that they had failed to make disclosures required by Sections 13(d) and 14(a) of the Exchange Act and during the time that they acquired shares based, in whole or in part, on non-public information; and

               e. On Claims One and Two, an order enjoining each of the defendants from exercising or attempting to exercise any influence or control over the business or management of AMSERV until a reasonable period after each of the defendants file their Schedules 13D and 14A; and

          2. On Claims One and Two, declaring and decreeing that AMSERV is entitled to refuse to transfer on its books any stock purchased by or for defendants pursuant to their unlawful plan, scheme and course of conduct, and to refuse to recognize the vote with respect to any shares, or interests or rights in such shares, purchased by defendants and with respect to any proxies or consents solicited by and granted to defendants.

          3. On Claims One and Two, granting AMSERV such other and further relief as this Court may deem just and proper.

          4. On Claim Three, declaring and decreeing that Defendants' Group has and must publicly disclose beneficial ownership of 10% or more of AMSERV common stock, and Defendants' Group is an Acquiring Person as defined in AMSERV's Rights Plan.

DATED:  April 18, 1996        LATHAM & WATKINS
                                Peter H. Benzian
                                Hugh Steven Wilson
                                Kenneth M. Fitzgerald


                              By________________________________________________

                                   Peter H. Benzian
                                Attorneys for Plaintiff
                                AMSERV HEALTHCARE INC.

                             DEMAND FOR JURY TRIAL

        Plaintiff AMSERV HEALTHCARE INC. hereby demands a jury trial on all issues triable by right to a jury.

DATED:  April 18, 1996                            LATHAM & WATKINS



                                                  By /s/ PETER H. BENZIAN
                                                    -----------------------
                                                      Peter H. Benzian
                                                    Attorneys for Plaintiff
                                                    AMSERV HEALTHCARE INC.